FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of May 6, 2004

SIGNET GROUP plc
(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Embargoed until 12.30 p.m. (BST)
Signet Group plc (LSE: SIG, Nasdaq NMS: SIGY)

6 May 2004

Signet Like For Like Sales up 8.7% in First Quarter

Signet Group plc (LSE: SIG and Nasdaq NMS: SIGY), the world's largest speciality retail jeweller, today announced its first quarter 2004/05 sales performance for the 13 week period from 1 February to 1 May 2004.

Group sales in the quarter were £344.5 million (13 weeks to 3 May 2003: £342.9 million), an increase of 11.5% at constant exchange rates. At actual exchange rates Group sales were up by 0.5% reflecting the weakening of the US dollar from £1 / $1.59 to £1 / $1.84. The like for like sales increase was 8.7%. The breakdown of the sales performance was as follows:

Sales	Change on Previous Year

£ million	% of Total	Total	Like for Like

US	247.3	71.8	-1.2%(a)	9.5%

UK	97.2	28.2	5.0%	6.7%(b)

GROUP	344.5	100.0	0.5%(c)	8.7%

(a)	At constant exchange rates US total sales increased by 14.3%.
(b)	H.Samuel like for like sales were up by 4.2% and Ernest Jones by 10.2%.
(c)	At constant exchange rates Group total sales increased by 11.5%.

Terry Burman, Group Chief Executive, commented, "The Group has had a strong first quarter with like for like sales up by 8.7%, including an exceptionally good performance over the Valentine's Day period.

The US business achieved an excellent 9.5% increase in like for like sales, reflecting consistent execution of its growth strategy and benefit from soft sales comparatives in the first quarter of last year.

The UK division again outperformed the general retail market with like for like sales up by 6.7%; Ernest Jones performed particularly well with like for like sales up by 10.2%."

Enquiries:	Terry Burman, Group Chief Executive	+44 (0) 20 7399 9520
	Walker Boyd, Group Finance Director	+44 (0) 20 7399 9520

	Mike Smith, Brunswick	+44 (0) 20 7404 5959
	Tim Grey, Brunswick	+44 (0) 20 7404 5959

Signet operated 1,717 speciality retail jewellery stores at 1 May 2004; these included 1,115 stores in the US, where the Group trades as "Kay Jewelers", "Jared The Galleria Of Jewelry" and under a number of regional names. At that date Signet operated 602 stores in the UK, where the Group trades as "H.Samuel", "Ernest Jones" and "Leslie Davis". Further information on Signet is available at www.signetgroupplc.com.

The first quarter earnings results for the 13 weeks ended 1 May 2004 are expected to be announced on Wednesday 9 June 2004 and a conference call on that day for all interested parties is expected to take place at 3.00 p.m. (BST).

European dial-in:	+44 (0) 20 7984 7582	Password: "Signet"
European 48 hr. replay:	+44 (0) 20 7984 7578	Access code: 354916
US dial-in:	+1 718 354 1158	Password: "Signet"
US 48 hr. replay:	+1 718 354 1112	Access code: 354916

Note 1 - Impact of constant exchange rates

The Group has historically used constant exchange rates to compare period-to-period changes in certain financial data. This is referred to as 'at constant exchange rates' throughout this release. The Group considers this to be a useful measure for analysing and explaining changes and trends in the Group's results. The impact of the re-calculation of sales at constant exchange rates, including a reconciliation to the Group's GAAP sales, is shown below.

13 weeks to 1 May 2004	13 weeks to	13 weeks to	Growth at	Impact of	At constant	Growth at
	1 May	3 May	actual	exchange	exchange	constant
	2004	2003	exchange	rate	rates	exchange
	as reported	as reported	rates	movement	(non-GAAP)	rates
						(non-GAAP)

	£m	£m	%	£m	£m	%

Sales by origin and destination
UK, Channel Islands & Republic of Ireland	97.2	92.6	5.0	-	92.6	5.0
US	247.3	250.3	-1.2	(34.0)	216.3	14.3

	344.5	342.9	0.5	(34.0)	308.9	11.5

This release includes statements which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, based upon management's beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this release and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the Group operates. Our use of the words "expects," "intends," "anticipates," "estimates," "may," "forecast," "objective," "plan" or "target," and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by the Group, the reputation of the Group, the level of competition in the jewellery sector, the price and availability of diamonds, gold and other precious metals, seasonality of the Group's business and financial market risk.

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the "Risk and Other Factors" section of the Company's 2003/04 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 22, 2004 and other filings made by the Company with the Commission. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                               By: /s/ Walker Boyd

                                                               Name: Walker Boyd
                                                                              Title: Group Finance Director

Date:   May 6, 2004